PETROBRAS ARGENTINA S.A.

Buenos Aires, August 26, 2016

Messrs.

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Re.: Regular Director Resignation. Intercompany Loan Transactions.

Dear Sirs:

In my capacity as Head of Market Relations of Petrobras Argentina S.A. (the “Company”) this is to inform Comisión Nacional de Valores and Mercado de Valores de Buenos Aires that on this date the Company’s Board of Directors resolved (i) to accept the resignation submitted on August 24, 2016 by Marcelo Pedro Blanco from his position as Regular Director of the Company and (ii) appoint Alternate Director Enrique Luján Benitez to replace Marcelo Pedro Blanco and hold the position of Regular Director and member of the Company’s Audit Committee.

In addition, the Company’s Board authorized the conduct of intercompany loan transactions subject to compliance with the conditions set by the Board. It should be noted that before authorization of the above transactions, the Company’s Audit Committee was requested to render an opinion on compliance of intercompany transactions with normal and usual market conditions under the terms of Section 72 of the Capital Market Law. On the date hereof, according to the provisions of paragraph f), Section 18, Chapter III, Title II of the Rules of Comisión Nacional de Valores, the Audit Committee concluded that such transactions may be reasonably considered to fall within normal and usual market conditions provided they are conducted in compliance with the conditions set by the Board. It is hereby informed that the Audit Committee’s opinion is published on the Financial Information Highway and available to shareholders at the Company’s offices.

Sincerely yours

Victoria Hitce

Market Relations